                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 5)1

                                 IMAGEMAX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45245V 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 2 of 14 Pages
-----------------------------                         --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    852,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                852,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     852,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 3 of 14 Pages
-----------------------------                         --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    852,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                852,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     852,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 4 of 14 Pages
-----------------------------                         --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 5 of 14 Pages
-----------------------------                         --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 6 of 14 Pages
-----------------------------                         --------------------------

            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

   Item 3(a) is amended to read as follows:

                  (a) The  aggregate  purchase  price of the  852,500  Shares of
Common  Stock  owned by Steel  Partners II is  $1,131,634.  The Shares of Common
Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is amended to add the following:

                  On June 6, 2001, Steel Partners II and the Issuer entered into a  Confidentiality  Agreement  which  is  attached  hereto  as  Exhibit  4.  The
Confidentiality  Agreement  was entered into by Steel  Partners II in connection with  the  discussions  it  intends  to have  with  the  Issuer  concerning  the composition of the Issuer's Board of Directors  including but not limited to its nominating  three  directors to the Board of Directors of the issuer at the next annual meeting of shareholders.

   The second paragraph of Item 5(a)-(b) is amended as follows:

                  As of the close of business on June 11, 2001,  Steel  Partners
II beneficially owned 852,500 Shares of Common Stock, constituting approximately
12.7% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially owned 852,500
Shares,  constituting  approximately  12.7%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 852,500
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is amended to add the following:

                  (c) Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

   Item 6 is amended to add the following:

                  On June 6, 2001, Steel Partners II and the Issuer entered into a Confidentiality Agreement. The Confidentiality Agreement is attached hereto as an exhibit and  incorporated  herein by reference and all  references  contained herein are  qualified  in their  entirety by  reference  to the  Confidentiality
Agreement.

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 7 of 14 Pages
-----------------------------                         --------------------------

   Item 7 is amended to add the following exhibit:

          4.    Confidentiality  Agreement  by and between  ImageMax,  Inc.  and
                Steel Partners II, L.P., dated June 6, 2001.

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 8 of 14 Pages
-----------------------------                         --------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      June 11, 2001                      STEEL PARTNERS II, L.P.

                                               By:  Steel Partners, L.L.C.
                                                    General Partner

                                               By:  /s/ Warren G. Lichtenstein
                                                    --------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               WARREN G. LICHTENSTEIN

                                               /s/ Jack L. Howard
                                               ------------------------------
                                               JACK L. HOWARD

                                               /s/ Glen Kassan
                                               ------------------------------
                                               GLEN KASSAN

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 9 of 14 Pages
-----------------------------                         --------------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 -----------------------------------------------
                       Amendment No. 4 to the Schedule 13D
                       -----------------------------------

   Shares of
    Common                       Price Per                     Date of
Stock Purchased                   Share($)                     Purchase
---------------                   --------                     --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
      2,300                       .59000                       5/22/01
     20,000                       .62880                       5/23/01
     23,000                       .61610                       5/24/01
      9,000                       .62000                       5/25/01
        600                       .55000                       6/07/01

                               WARREN LICHTENSTEIN
                               -------------------

                                      None

                                   JACK HOWARD
                                   -----------

                                      None

                                   GLEN KASSAN
                                   -----------

                                      None

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 10 of 14 Pages
-----------------------------                         --------------------------

Exhibit                                                                   Page
-------                                                                   ----
1.          Joint Filing Agreement by and between                          --
            Steel Partners II, L.P. and Warren G.
            Lichtenstein, dated as of August 4,
            2000 (previously filed).

2.          Joint Filing Agreement by and among                            --
            Steel Partners II, L.P., Warren G.
            Lichtenstein, Jack L. Howard and Glen
            Kassan, dated as of April 27, 2001
            (previously filed).

3.          Nomination Letter from Steel Partners                          --
            II, L.P. to ImageMax, Inc., dated
            April 27, 2001 (previously filed).

4.          Confidentiality Agreement by and                           11 to 14
            between ImageMax, Inc. and Steel
            Partners II, L.P., dated June 6, 2001.

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 11 of 14 Pages
-----------------------------                         --------------------------

                                 IMAGEMAX, INC.
                             455 Pennsylvania Avenue
                                    Suite 128
                         Fort Washington, PA 19034-3409

                                  June 6, 2001

Steel Partners II, L.P.
150 East 52nd Street
21st Floor
New York, NY 10022

Dear Sirs:

            You and ImageMax,  Inc.  ("the  Company")  are currently  engaged in discussions (the "Discussions") regarding a letter dated April 27, 2001 from you to the  Company  and  matters  relating  thereto.  In  order to  facilitate  the
Discussions,  the Company may provide you with certain  nonpublic,  confidential information  concerning the Company and its business,  operations,  finances and prospects.

            1. All information about the Company furnished after the date hereof by or on behalf of the Company to you, or to your general partner or your or its affiliates,  officers,  directors,  shareholders,  members, employees, agents or
advisers   (all  such   persons   are   collectively   referred   to  herein  as
"representatives"),  is  referred to in this letter  agreement  as  "Proprietary
Information." For purposes of this letter agreement, Proprietary Information (a)
shall include all documents which are prepared by you and your  representatives, including all correspondence,  memoranda,  notes, summaries,  analyses, studies, models,  extracts of and documents and records  reflecting,  based on or derived from  Proprietary  Information  as well as all  copies  and other  reproductions thereof,  whether  in  writing  or stored  or  maintained  in or by  electronic, magnetic or other means, media or devices (all such documents and writings which are prepared by you or your  representatives are sometimes referred to herein as
"Evaluation  Documents"),  and (b) shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or your  representatives in violation of this letter agreement,  (ii) was available  to you on a  nonconfidential  basis  prior to its  disclosure  by the
Company  or  its   representatives,   (iii)  becomes   available  to  you  on  a
nonconfidential   basis   from  a  person   other   than  the   Company  or  its
representatives   who  is  not  known  to  you  to  be  otherwise   bound  by  a
confidentiality  agreement with the Company or its representatives or prohibited from transmitting the information to you, or (iv) is independently  developed by you without violating your obligations  hereunder.  As used in this letter,  the term "person" shall be broadly interpreted to include,  without limitation,  any corporation, company, partnership and individual.

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 12 of 14 Pages
-----------------------------                         --------------------------

            2.  Unless  otherwise  agreed to in  writing  by the  Company  or as permitted  by  paragraph 3 hereof,  you agree that you and your  representatives will keep all Proprietary  Information  confidential  and not disclose or reveal
any   Proprietary   Information   to  any  person   other  than  those  of  your
representatives who are actively and directly  participating in the Discussions, and cause your  representatives  to observe the terms of this letter  agreement.
You hereby acknowledge that you are aware that the United States securities laws prohibit any person who has material non-public information about a company from purchasing  or selling  securities  of such company or from  communicating  such information  to any other person under  circumstances  in which it is reasonably foreseeable that such person is likely to purchase or sell securities.  You will
be  responsible   for  any  breach  of  the  terms  hereunder  by  you  or  your representatives.

            3. In the event that you or any of your representatives is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any Proprietary  Information concerning the Company, you agree that you will provide the Company with prompt notice of such request(s) or the receipt(s)
of legal  process so as to enable the  Company to seek,  at the  Company's  sole cost, an appropriate  protective  order, to consult with you with respect to the
Company  or you taking  steps to resist or narrow  the scope of such  request or process,  and/or to waive  compliance in whole or in part with your agreement to maintain  the  confidentiality  of the  Proprietary  Information.  If and to the
extent that after the foregoing  notice, in the absence of a protective order or receipt of a waiver under this letter agreement, you or your representatives are compelled to disclose  Proprietary  Information or other information  concerning the  Company or the  Discussions  or risk being  liable for  contempt  or suffer censure  or  penalty or violate  applicable  laws or  regulations,  you and your representatives  may disclose  such  information  or other  information  without liability to the Company under this letter agreement.

            4. You agree that you will,  upon the  Company's  request,  promptly deliver to the Company Proprietary  Information in your possession or control or in the possession or control of any of your  representatives.  You may, however, at your sole option, destroy such of the Proprietary  Information as constitutes
Evaluation  Documents in your and your  representatives'  possession or control, whether  prepared by you or your  representatives,  in which case you will do so promptly and, if requested by the Company,  you will provide a written statement by an officer or other authorized  representative of your organization  familiar with the discussions  certifying that all such Evaluation  Documents,  including all copies thereof, have been destroyed.

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 13 of 14 Pages
-----------------------------                         --------------------------

            5. Neither the Company nor any of its  representatives  is making or will make any representation or warranty, express or implied, as to the accuracy or completeness of the  Proprietary  Information  delivered or made available to you. Neither the Company nor its representatives shall have any liability to you or your  representatives  relating to or arising from the use of the Proprietary
Information.

            6. Without prejudice to the rights and remedies otherwise  available to the parties, you agree that the Company shall be entitled to equitable relief by way of injunction if you or any of your representatives breach or threaten to breach any of the provisions of this letter agreement. It is understood that any failure  or  delay by a party  in  exercising  any  right,  power  or  privilege hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise  of any  right,  power or  privilege  hereunder  preclude  any other or further exercise thereof.

            7. This  letter  agreement  constitutes  the  entire  and  exclusive agreement between the parties respecting the subject matter hereof,  superseding all prior discussions, agreements or arrangements, whether oral or written, with respect to the subject  matter  hereof.  It may not be amended unless in writing
and  signed  by  both  parties.   You  acknowledge  that  the  Company  and  its
representatives   have  no  obligations  to  you  of  any  kind  respecting  the
Discussions.

            8. This letter  agreement may be executed and delivered by facsimile signature  in one or  more  counterparts,  each of  which  shall  constitute  an original instrument and all of which, together, shall constitute the same letter agreement.

            9. This letter agreement, its interpretation and enforcement,  shall be  governed  by the laws of the  Commonwealth  of  Pennsylvania  applicable  to agreements made and to be performed wholly therein.

            Please  confirm  your  agreement  with the  foregoing by signing and returning  to the  undersigned  the  duplicate  copy  of this  letter  agreement enclosed herewith.

                                              Yours truly,

                                              IMAGEMAX, INC.

                                              By: /s/ Mark P. Glassman
                                                  ------------------------
                                                  Mark P. Glassman

-----------------------------                         --------------------------
CUSIP No. 45245V 10 1                  13D               Page 14 of 14 Pages
-----------------------------                         --------------------------

Accepted and Agreed

STEEL PARTNERS II, L.P.
By Steel Partners L.L.C., its General Partner

By: /s/ Warren Lichtenstein
    ---------------------------
    Warren Lichtenstein